Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
Johnson & Johnson and Kenvue Savings Plans
Information Agent Talking Points
1.What is the deadline to participate in the exchange offer for Savings Plans Participants?
•Participants in the Savings Plans who were invested in the Johnson & Johnson Stock Funds as of July 19, 2023 are eligible to participate in the exchange offer.
•Participation in the exchange offer is completely voluntary. If the participant does not wish to participate, no action is required.
•If participants wish to participate in the exchange offer through the Savings Plans, they must submit an election by 4:00 p.m., New York City time, on August 15, 2023.
2.What will happen to the Kenvue Stock Fund in the Johnson & Johnson Savings Plans?
What will happen to my Johnson & Johnson Stock Fund in the Kenvue Savings Plans?
•Once the representative has confirmed which company employs the participant (Johnson & Johnson or Kenvue), the representative can direct the participant to the following sections of the Notice to Participants that was distributed. Participants should also be advised to review the entire Notice to Participants.
oJohnson & Johnson Participants
This topic is described in Section 5 of the Notice to Participants (Kenvue Stock Funds, page 5) and in the Frequently Asked Questions section, in questions #19 through 22.
oKenvue Participants
This topic is described in Section 6 of the Notice to Participants (Conversion of Johnson & Johnson Stock Fund Units to Kenvue Stock Fund Units, page 6) and in the Frequently Asked Questions section, in questions #16 through 18.
•If the caller has additional questions about the Stock Funds in the Savings Plan or what options they have, they should be directed to the appropriate call center for such Savings Plan. Call center information is included below.
3.How can participants see how many units or shares they have in the Savings Plans?
•The Participant should refer to the Direction Form(s), which will show the number of units eligible for exchange in the exchange offer.
•Participant can review the Frequently Asked Questions section in the Notice to Participants to learn how to find the number of units and shares in the 401(k) via the For Your Benefits Resources website.
oFor Johnson & Johnson participants, see Frequently Asked Questions, question #13.
oFor Kenvue participants, see Frequently Asked Questions, question #12.

4.How do participants make an election to participate in the exchange offer?
•The Direction Forms that were mailed to participants’ homes contain the information that is required for them to submit an election to participate in the exchange offer.
•Elections can be made either online at www.proxyvote.com/tender or by mail as indicated on the Direction Form.
oTo access the website, participants need the 16-digit Control Number from the Direction Form.
•Elections must be submitted by 4:00 p.m., New York City time, on August 15, 2023.
•If participants invest in more than one Johnson & Johnson Stock Fund in the Savings Plans, they will have received a separate Direction Form for each Johnson & Johnson Stock Fund in which they are invested.
oParticipants must submit a separate election for each fund for which they wish to exchange in the exchange offer.
5.Request for Direction Form or package reprints
•Please refer to the email from Broadridge on how to submit a request for reprints.
Call Center Information
Johnson & Johnson Call Centers
Johnson & Johnson Benefit Service Center (for participants in the Johnson & Johnson Savings Plan)
 1-800-565-0122, if calling from within the U.S.
 1-847-883-0796, if calling from outside the U.S.
Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time
Tele-Servicios (Puerto Rico only) (for participants in the Johnson & Johnson Retirement Savings Plan)
1-800-981-0055
Representatives are available Monday through Friday, 8:00 a.m. to 5:00 p.m. Atlantic time
Kenvue Call Center
Kenvue Benefit Service Center
1-833-407-2681, if calling from within the U.S. and Puerto Rico
1-669-288-7184, if calling from outside the U.S. and Puerto Rico
Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time
Both English and Spanish speaking representatives are available.

Forward-Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.

Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).